# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Monte Rosa Therapeutics, Inc., CIK 0001826457
CUSIP: 61225M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 900, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 07/01/2026
Amends the filing with accession number 0001072613-21-000469
Filed by CIK 0001768564
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,692,298; sole dispositive power 0; shared dispositive power 6,692,298; aggregate amount beneficially owned 6,692,298 (7.9% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,692,298; sole dispositive power 0; shared dispositive power 6,692,298; aggregate amount beneficially owned 6,692,298 (7.9% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,692,298; sole dispositive power 0; shared dispositive power 6,692,298; aggregate amount beneficially owned 6,692,298 (7.9% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,692,298; sole dispositive power 0; shared dispositive power 6,692,298; aggregate amount beneficially owned 6,692,298 (7.9% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,692,298; sole dispositive power 0; shared dispositive power 6,692,298; aggregate amount beneficially owned 6,692,298 (7.9% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,692,298; sole dispositive power 0; shared dispositive power 6,692,298; aggregate amount beneficially owned 6,692,298 (7.9% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 135,432; shared voting power 0; sole dispositive power 135,432; shared dispositive power 0; aggregate amount beneficially owned 135,432 (0.2% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Monte Rosa Therapeutics, Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 900, Boston, Massachusetts (MA), 02118
Comment:
This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends and supplements the Schedule 13D originally filed on July 12, 2021 (the "Schedule 13D"), Amendment No. 1 thereto filed on May 13, 2024 ("Amendment No. 1"), Amendment No. 2 thereto filed on August 12, 2024 ("Amendment No. 2") and Amendment No. 3 thereto filed on March 19, 2026 ("Amendment No. 3") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto).

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 17, L.P. ("NEA 17"); NEA Partners 17, L.P. ("NEA Partners 17"), which is the sole general partner of NEA 17; and NEA 17 GP, LLC ("NEA 17 LLC" and, together with NEA Partners 17, the "Control Entities"), which is the sole general partner of NEA Partners 17; Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi") and Scott D. Sandell ("Sandell"); and Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Edward T. Mathers ("Mathers"), Paul Walker ("Walker") and Rick Yang ("Yang"). Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2 are referred to individually herein as "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of NEA 17, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 17 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of each of the Florence, Makhzoumi and Sandell is to manage the Control Entities, NEA 17 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 17 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 17 and NEA Partners 17 are limited partnerships organized under the laws of the State of Delaware. Florence, Makhzoumi and Sandell are each a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: The information provided in Item 5(c) is hereby incorporated by reference. Depending on market conditions and other factors, NEA 17 and the Reporting Persons may dispose of additional shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to beneficially own the NEA 17 Shares.

As individual members of the Executive Committee, which committee has voting and dispositive power with respect to the NEA 17 Shares, each of Florence, Makhzoumi and Sandell may be deemed to beneficially own the NEA 17 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 17 Shares other than those shares which such person owns of record.

As of July 6, 2026, Behbahani is the record owner of options to purchase 135,432 shares of Common Stock exercisable within 60 days (the "Behbahani Option Shares").

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 84,479,418 shares of Common Stock reported by the Issuer to be outstanding as of May 1, 2026, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026. The percentage set forth on the cover sheet for Behbahani is calculated based on the shares described in the preceding sentence plus the Behbahani Option Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: On July 1, 2026, NEA 17 made a pro rata distribution of 1,000,000 shares of Common Stock of the Issuer to its general partner and its limited partners for no consideration (the "NEA 17 Distribution"). NEA Partners 17 acquired 15,000 shares of Common Stock of the Issuer as a result of the NEA 17 Distribution and, subsequent to the NEA 17 Distribution, on July 1, 2026, made a distribution of 15,000 shares of Common Stock of the Issuer for no consideration (the "NEA Partners 17 Distribution"), of which 11,830 shares were received by an entity for which Florence, Makhzoumi and Sandell may be deemed to have beneficial ownership. NEA 17 now holds a total of 6,692,298 shares of Common Stock of the Issuer (the "NEA 17 Shares"). On July 2, 2026, the shares indirectly received by Florence, Makhzoumi and Sandell in the NEA Partners 17 Distribution were sold as set forth on Schedule A. No other transactions in the Issuer's Common Stock were effected by the Reporting Persons since the filing of Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 1, 2026, each of Baskett, Behbahani, Chang, Mathers, Walker and Yang has ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Schedule A: Transactions.

Exhibit 3 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Co-Chief Executive Officer (07/06/2026)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Co-Chief Executive Officer (07/06/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Co-Chief Executive Officer (07/06/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Co-Chief Executive Officer (07/06/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Co-Chief Executive Officer (07/06/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Co-Chief Executive Officer (07/06/2026)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (07/06/2026)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (07/06/2026)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (07/06/2026)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (07/06/2026)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (07/06/2026)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (07/06/2026)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (07/06/2026)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (07/06/2026)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (07/06/2026)
Comment: This Amendment No. 4 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 3.